Bridgetown Holdings Limited

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

Telephone: +852 2514 8888

January 19, 2021

VIA EDGAR

Stacey Gorman

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Bridgetown Holdings Limited
Registration Statement on Form S-1
Filed December 22, 2020, as amended
File No. 333-251601

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bridgetown Holdings Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Thursday, January 21, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Wong
Daniel Wong
Chief Executive Officer and Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP